BY EDGAR

May 9, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Johnny Gharib

Re:	Marina Biotech, Inc.
Registration Statement on Form S-1
Originally Filed March 25, 2011
File No. 333-173108

Dear Mr. Riedler:

On behalf of our client Marina Biotech, Inc. (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated March 31, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to J. Michael French, the President and Chief Executive Officer of the Company, relating to the Registration Statement on Form S-1 that the Company originally filed with the Commission on March 25, 2011, and that it amended by filing an Amendment No. 1 to the Registration Statement on Form S-1 on May 2, 2011 (File No. 333-173108) (as so amended, the “Registration Statement”).

The Company is responding to the Staff’s comments by revising the Registration Statement as set forth below (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s March 31, 2011 comment letter, which have been retyped herein in bold for your ease of reference):

General

1.	Please amend your registration statement to disclose the following terms of your offer:

•	Total number of units to be sold in the offering;

•	Number of warrants included in each unit;

•	Exercise period of the warrants;

•	Exercise price of the warrants or the formula that will be used to determine the exercise price;

•	Identity of the underwriter; and

•	Compensation that will be paid to the underwriter other than discounts and commissions.

Also, please file the underwriting agreement as an exhibit to your registration statement.

Response

The Company has revised the Registration Statement to reflect an offering of: (1) 14,814,814 units, each consisting of (i) one share of the Company’s common stock and (ii) one Series A Warrant to purchase one share of the Company’s common stock, and (2) 14,814,814 Series B Warrants, each to purchase one unit. The Company has also revised the Registration Statement to reflect an assumed public offering price of $0.54 per unit (with corresponding changes to the “Use of Proceeds”, “Capitalization” and “Dilution” sections of the Registration Statement), to reflect the pricing mechanism for the Series B Warrants, to reflect that the shares of common stock issuable upon exercise of the Series A Warrants will not be offered pursuant to the prospectus included in the Registration Statement (and will not be issuable until one year and one day from the date of issuance, but only if the Company’s stockholders approve an increase in the number of authorized shares of the Company’s common stock), to include revised descriptions of the terms of the Series A Warrants and the Series B Warrants, and to update certain market-related disclosure and disclosure regarding outstanding securities of the Company to a more recent date. In addition, the Company is filing as exhibits to the Registration Statement revised forms of the Underwriting Agreement, Series A Warrant and Series B Warrant.

If you have any further questions or comments, or would like to discuss this response letter or the amended Registration Statement, please feel free to call me at (212) 326-0468.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	J. Michael French, Marina Biotech, Inc.
Peter S. Garcia, Marina Biotech, Inc.
Lawrence Remmel Esq., Pryor Cashman LLP